Exhibit 99.1

CIAN PROVIDES AN UPDATE REGARDING THE IMPACT OF THE LATEST GEOPOLITICAL DEVELOPMENTS ON THE COMPANY

LARNACA, Cyprus--(BUSINESS WIRE)-- Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, provides an update regarding the impact of the latest geopolitical developments on the Company.

Based on the information currently available to the Company we believe that neither Cian PLC nor any of its subsidiaries is subject to any sanctions announced to-date by United States, United Kingdom, the European Union or other countries.

As of today, Cian’s management believes that our ability to conduct business has not been inhibited and we continue to operate our business in accordance with the circumstances that arise. However, we cannot guarantee that the current geopolitical situation, conflict surrounding Russia and Ukraine and the resulting economic developments in Russia will not adversely affect our operations and financial results in the future.

We will continue to closely monitoring all developments in the key markets in which we operate, including the possibility of further sanctions, and its potential impact on our business and results of operations and make every effort to minimize any negative impact on our operations.

Cian notes that there are no restrictions on the ability of U.S. persons to acquire and trade in Cian’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

We hope for a peaceful resolution, and are doing all in our ability to ensure the safety of our employees, while continuing to ensure the uninterrupted operation of our services.

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2021, the Company had over 1.9 million listings available through its platform and an average UMV of over 18.7 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” (in particular, “Risks Relating to the Russian Federation” thereunder) in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021, and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Varvara Kiseleva

Head of Capital Markets and IR

ir@cian.ru

Media contacts:

Olga Podoliaka

po@cian.ru